UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Certain Offices; Compensatory Arrangements of Certain Officers.

Appointment of Chief Operating Officer

On August 27, 2021, Regencell Bioscience Holdings Limited (the “Company”) appointed Mr. James Wai Hong Chung as the Chief Operating Officer (the “COO”) of the Company, effective immediately. Mr. Chung currently is the Chief Strategy Officer of the Company.

The biographical information of Mr. Chung is set forth below.

Mr. Chung, age 43, currently is the Company’s Chief Strategy Officer. He has joined Regencell Bioscience Limited, a wholly owned subsidiary of the Company, as senior vice president since July 2015. He brings 15 years of experience in various leading roles. Prior to joining the Company, Mr. Chung managed the Asia equities and derivatives electronic trading platform at Investment Technology Group, where he gained extensive banking and finance experience. Prior to that, he worked at Sungard Financial Systems, providing front to back trading and risk management software solutions for banks. He also gained experiences in different roles from sales and accounting management, project management, technology and business analyst when he worked at a startup hedge fund IT consulting business. Mr. Chung started his career as a telecommunication engineer at Hutchison Global Crossing and eventually led a small team of engineers. Mr. Chung is a graduate of Quantitative Finance from the Management Science and Engineering Department at Stanford University and Telecommunications Technology from British Columbia Institute of Technology.

Mr. Chung does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2021

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and Chairman of the Board of Directors

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